Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261

Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com	T (804) 771.5700 F (804) 771.5777 kaufCAN.com

September 16, 2013

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement Amendment No. 1 to Form S-11
Filed September 6, 2013
File No. 333-189887

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated September 10, 2013, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed four redlined copies of the Amendment for your review.

Selling Stockholders, page 23

1.	In the table some entities own fewer shares immediately prior to the offering than they are offering for resale under the prospectus. We further note you indicate that 92,868 shares are owned prior to the offering and that 92,868 shares will be owned immediately following the offering, while 656,998 share are being offered for resale. Please revise the column “Shares Owned Immediately Prior to the Offering” to correct the number of shares owned prior to the offering, or clarify.

The Issuer acknowledges this comment and has revised the table to indicate the current amount of shares owned by all the selling shareholders prior to the offering. Further, the table has been revised to indicate that 749,866 shares are owned by the selling shareholders prior to the offering.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

September 16, 2013

2.	Please disclose the natural person or persons that control the voting and/or dispositive powers over the shares held by the entities listed in the table on page 24.

The Issuer acknowledges this comment and has added footnotes to the table on page 24, as applicable, to identify the natural person or persons that control the voting and/or dispositive powers over the shares held by the selling shareholder entities.

Beneficial Ownership, page 38

3.	We note your disclosure on page 38 that as of September 6, 2013 you had 29 stockholders of record. We note you identify nine shareholders in your beneficial ownership table on page 38. We further note you identify 21 selling shareholders in your selling shareholder table on page 24. Please revise to clarify or explain.

The Issuer acknowledges this comment and has revised the Registration Statement to identify the number of common stockholders of record and preferred stockholders of record as of September 12, 2013.

Incorporation of Certain Documents by Reference, page 56

4.	Please revise to specifically identify incorporated documents, rather than reference documents you “may file” or “all other reports filed . . .” Please revise the first paragraph to remove any indication that you are requiring documents to be filed after the date of the prospectus. Please also provide the undertaking required by Item 512(e) of Regulation S-K or advise.

The Issuer acknowledges this comment and has revised this paragraph accordingly. Additionally, the Issuer has provided the undertaking required by Item 512(e).

Thank you in advance for your assistance in reviewing this response to the Registration Statement. Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg